pacific booker minerals inc.
#1203 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Adopts Advance Notice Policy for Director Elections.

Vancouver, BC, June 23, 2026: Pacific Booker Minerals Inc. (TSXV: BKM) (OTC Pink: PBMLF) ("Pacific Booker" or the "Company") is pleased to announce the adoption by its board of directors of an advance notice policy (the "Advance Notice Policy") regarding director elections.

The purpose of the Advance Notice Policy is to provide a clear process for the shareholders, directors and management to follow when nominating directors of the Company.  Such a policy will ensure that shareholders receive adequate notice of director nominations and sufficient information regarding all director nominees and to allow shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

The Advance Notice Policy, among other things, includes a provision that requires advance notice to the Company in certain circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company. The Advance Notice Policy also sets a deadline by which director nominations must be submitted to the Company prior to any annual general or special meeting of the shareholders and also sets out the required information that must be included in the notice to the Company. No person will be eligible for election as a director of the Company unless nominated in accordance with the Advance Notice Policy.

In the case of an annual general meeting of the shareholders, notice to the Company must be made not less than 30 days prior to the date of the annual general meeting.  If the annual general meeting is being held on a date that is less than 50 days following the date on which the first public announcement of the meeting was made, notice may be made not later than the close of business on the tenth day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual general meeting) called for the purpose of electing directors, notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. Notwithstanding the foregoing, the board of directors may, in its sole discretion, waive any requirement of the Advance Notice Policy.

The Advance Notice Policy is now in effect and will apply in connection with the Company’s next annual general meeting (the “Shareholders’ Meeting”). The Company intends to seek shareholder approval and ratification of the Advance Notice Policy at the Shareholders’ Meeting. If the Advance Notice Policy is not ratified by ordinary resolution of the Company’s shareholders at the Shareholders’ Meeting, then it will terminate and be void and of no further force or effect following the termination of the Shareholders’ Meeting.

A full description of the Advance Notice Policy will be contained in the information circular to be prepared for the Shareholders’ Meeting and mailed to the Company’s shareholders. A copy of the Advance Notice Policy is available on SEDAR+ under the Company’s profile at www.sedarplus.ca [and on the Company's website at www.pacificbooker.com.]

If you would like to be added to or removed from the email newsgroup, please send your request by email to info@pacificbooker.com.  PBM can be contacted by phone at 604 681-8556.

On Behalf of the Board of Directors

"John Plourde"

John Plourde, Director

Contact Information:

John Plourde, CEO, President and Director

(604) 681-8556

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates, projections and interpretations as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, interpretations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "interpreted", "management's view", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information. Forward-looking information in this news release includes, but is not limited to, statements regarding: the use of proceeds of the Offering, the timing and ability to complete the Offering on the proposed terms; and the Company's ability to obtain the conditional approval of the TSX Venture Exchange. This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time such assumptions and estimates were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Pacific Booker to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

Such factors include, but are not limited to, the risks described in the Company's most recent management discussion and analysis and those risks set out in the Company's other public documents filed on SEDAR+ (www.sedarplus.ca) under Pacific Booker's issuer profile. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed timeframes or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.